UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Sears Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

812350106

(CUSIP Number)

Amanda N. Persaud Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 2, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	812350106	Page	2	of	20

1	NAME OF REPORTING PERSON ESL Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,617,929
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 57,617,929
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,617,929
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	812350106	Page	3	of	20

1	NAME OF REPORTING PERSON Edward S. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,243,311
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 61,522,226
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,243,311
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No.	812350106	Page	4	of	20

1	NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,655
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 73,185
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No.	812350106	Page	5	of	20

1	NAME OF REPORTING PERSON CRK Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 747
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 747
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	812350106	Page	6	of	20

1	NAME OF REPORTING PERSON Tynan, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,655
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 73,185
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	812350106	Page	7	of	20

1	NAME OF REPORTING PERSON RBS Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,606,952
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 57,606,952
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,606,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	812350106	Page	8	of	20

1	NAME OF REPORTING PERSON ESL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,545,892
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 47,545,892
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,545,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	812350106	Page	9	of	20

1	NAME OF REPORTING PERSON RBS Investment Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,230
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,230
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	812350106	Page	10	of	20

1	NAME OF REPORTING PERSON ESL Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,230
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,230
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	812350106	Page	11	of	20

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,061,060
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,061,060
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,061,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	812350106	Page	12	of	20

1	NAME OF REPORTING PERSON ESL Investment Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

Page	13	of	20

This Amendment No. 13 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Holdings Common Stock”), of Sears Holdings Corporation (“Holdings”).  This Amendment No. 13 supplementally amends the Statement on Schedule 13D, as amended, filed with the Securities and Exchange Commission by a group consisting of ESL Investments, Inc., a Delaware corporation (“ESL”), Edward S. Lampert, a United States citizen, RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Investment Management, L.P., a Delaware limited partnership (“Investment Management”) and ESL Investors, L.L.C., a Delaware limited liability company (“Investors”).  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

The Reporting Persons (as defined below) are filing this Amendment No. 13 to report that there has been an internal reorganization among the Reporting Persons that has redistributed the direct ownership, but not the overall beneficial ownership, of shares of Holdings Common Stock held by the Reporting Persons.  The Reporting Persons are also filing this Amendment No. 13 to add Tynan, LLC, a Delaware limited liability company (“Tynan”) and William C. Crowley, a United States citizen, as Reporting Persons.

Item 2.  Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

(a)  This Schedule 13D is being filed by a group consisting of ESL Investments, Inc., a Delaware corporation (“ESL”), Edward S. Lampert and William C. Crowley, both United States citizens, RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), Tynan, LLC, a Delaware limited liability company (“Tynan”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Investment Management, L.P., a Delaware limited partnership (“Investment Management”) and ESL Investors, L.L.C., a Delaware limited liability company (“Investors,” and collectively with ESL, Mr. Lampert, Mr. Crowley, RBSIM, Institutional, CRK LLC, Tynan, RBS, Partners and Investment Management, the “Reporting Persons”).  Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the “ESL Directors and Officers”).  Other than the ESL Directors and Officers, there are no persons or corporations controlling or ultimately in control of ESL.

(b) The principal place of business of each of the Reporting Persons is 200 Greenwich Avenue, Greenwich, CT 06830.

(c)  The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes.  RBS is the managing member of Investors and the general partner of Partners.  ESL is the general partner of RBS, the sole member of CRK LLC and the managing member of RBSIM.  RBSIM is the general partner of Institutional.  Mr. Lampert is the chairman, chief executive officer and a director of ESL and the managing member of the general partner of Investment Management.  Mr. Lampert is also Chairman of the Board of Directors of Holdings.  Mr. Crowley is the sole member of Tynan and the president and chief operating officer of ESL.  Mr. Crowley is also the executive vice president and chief administrative officer of Holdings.  Each of the Reporting Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d)-(e)  None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future state securities laws or finding any violation with respect to such laws.  To the knowledge of the Reporting Persons, during the last five years, none of the ESL Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page	14	of	20

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

As a result of an internal restructuring by the Reporting Persons that occurred on June 2, 2010, Partners distributed 3,798,555 shares of Holdings Common Stock to RBS, its general partner, following which RBS immediately distributed 3,721,085 of these shares of Holdings Common Stock to Mr. Lampert and 77,470 of these Shares of Holdings Common Stock to William C. Crowley.

Item 4.  Purpose of Transaction

Item 4 is hereby amended to add the following:

The information set forth in Item 3 is hereby incorporated herein by reference.

The internal restructuring transactions described herein will result in direct ownership by Mr. Lampert and Mr. Crowley of a portion of their respective indirect ownership interests in the Holdings Common Stock.  Specifically, Partners is making a partial distribution to RBS based on RBS’s pro rata share of the assets of Partners.  Of that distribution, a portion of the shares of Holdings Common Stock indirectly owned by Mr. Lampert will initially be retained by Partners and, upon expiration or termination of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (“HSR Approval”), will be distributed to RBS, which in turn will make a distribution to Mr. Lampert.  Filing for HSR Approval is expected to be made shortly.

As a result of this internal restructuring, both after the distribution of shares of Holdings Common Stock reflected in this filing, and after the additional distribution of shares of Holdings Common Stock to Mr. Lampert upon receiving HSR Approval, the combined direct and indirect ownership of Mr. Lampert and Mr. Crowley in Holdings, and the pecuniary interest of each of Mr. Lampert and Mr. Crowley in Holdings, will not change.

In connection with the internal restructuring, on June 2, 2010, each of Mr. Lampert and Mr. Crowley entered into a letter agreement with Partners (each, a “Lock-Up Agreement”) that restricts the purchases and sales by Mr. Lampert and Mr. Crowley of Holdings Common Stock.  Pursuant to the Lock-Up Agreements, Mr. Lampert and Mr. Crowley generally are required to sell shares of Holdings Common Stock and purchase additional shares of Holdings Common Stock on a pro rata basis with the sales and purchases of shares of Holdings Common Stock made by Partners, and generally must make such sales and purchases on substantially the same terms and conditions as Partners (subject to certain legal, tax, accounting or regulatory considerations).  Mr. Lampert and Mr. Crowley are also restricted from certain sales of shares of Holdings Common Stock or purchases of additional shares of Holdings Common Stock except in accordance with the Lock-Up Agreements.  The foregoing summary of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreements, which are incorporated by reference as Exhibit 8 and Exhibit 9 and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b)  The following table sets forth the aggregate number of shares of Holdings Common Stock and the percentage of outstanding shares of Holdings Common Stock beneficially owned by the Reporting Persons as of June 2, 2010, after giving effect to the internal restructuring described above, based on 114,865,048 outstanding shares of Holdings Common Stock (the number of shares outstanding as of May 14, 2010 as stated in the most recent quarterly report on Form 10-Q filed by Holdings), indicating the number of shares of Holdings Common

Page	15	of	20

Stock for which each Reporting Person has sole or shared power to direct the vote of the disposition of such shares.  The Reporting Persons as a group beneficially own an aggregate of 65,393,966 shares of Holdings Common Stock.

Page	16	of	20

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Investments, Inc.	57,617,929 (1)	50.2%	57,617,929 (1)	0	57,617,929 (1)	0
Edward S. Lampert	65,243,311 (2)	56.8%	65,243,311 (2)	0	61,522,226 (3)	0
CRK Partners, LLC	747	0.0%	747	0	747	0
RBS Partners, L.P.	57,606,952 (4)	50.2%	57,606,952 (4)	0	57,606,952 (4)	0
ESL Partners, L.P.	47,545,892	41.4%	47,545,892	0	47,545,892	0
RBS Investment Management, L.L.C.	10,230 (5)	0.0%	10,230 (5)	0	10,230 (5)	0
ESL Institutional Partners, L.P.	10,230	0.0%	10,230	0	10,230	0
ESL Investors L.L.C.	10,061,060	8.8%	10,061,060	0	10,061,060	0
ESL Investment Management, L.P.	0	0.0%	0	0	0	0
Tynan, LLC	150,655	0.1%	150,655	0	73,185 (6)	0
William C. Crowley	150,655 (7)	0.1%	150,655 (7)	0	73,185 (8)	0

(1)       This number consists of 47,545,892 shares of Holdings Common Stock held by Partners, 10,061,060 shares of Holdings Common Stock held in an account established by the investment member of Investors, 10,230 shares of Holdings Common Stock held by Institutional and 747 shares of Holdings Common Stock held by CRK LLC.

(2)       This number consists of 47,545,892 shares of Holdings Common Stock held by Partners, 10,061,060 shares of Holdings Common Stock held in an account established by the investment member of Investors, 10,230 shares of Holdings Common Stock held by Institutional, 747 shares of Holdings Common Stock held by CRK LLC and 7,625,382 shares of Holdings Common Stock held directly by Mr. Lampert.

(3)       This number excludes shares of Holdings Common Stock subject to the Lock-Up Agreement described herein.

(4)       This number consists of 47,545,892 shares of Holdings Common Stock held by Partners and 10,061,060 shares of Holdings Common Stock held in an account established by the investment member of Investors.

(5)       This number consists of 10,230 shares of Holdings Common Stock held by Institutional.

(6)       This number excludes shares of Holdings Common Stock subject to the Lock-Up Agreement described herein.

(7)       This number consists of 150,655 shares of Holdings Common Stock held by Tynan.

(8)       This number excludes shares of Holdings Common Stock subject to the Lock-Up Agreement described herein.

(c)   Except as set forth herein, there have been no transactions in Holdings Common Stock by any of the Reporting Persons during the past 60 days.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

The information set forth in Item 4 is hereby incorporated herein by reference.

Page	17	of	20

  Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit 7: Joint Filing Agreement, dated June 2, 2010, by and among ESL Investments, Inc., Edward S. Lampert, William C. Crowley, RBS Investment Management, L.L.C., ESL Institutional Partners, L.P., CRK Partners, LLC, Tynan, LLC, RBS Partners, L.P., ESL Partners, L.P., ESL Investment Management, L.P. and ESL Investors, L.L.C..

Exhibit 8: Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert.

Exhibit 9: Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and William C. Crowley.

Page	18	of	20

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2010

ESL INVESTMENTS, INC.

By:         /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

EDWARD S. LAMPERT

/s/  Edward S. Lampert

WILLIAM C. CROWLEY

/s/ William C. Crowley

CRK PARTNERS, LLC

By:         ESL Investments, Inc., as its sole member

By:         /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

TYNAN, LLC

By:         /s/ William C. Crowley
Name:  William C. Crowley
Title:  Member

RBS PARTNERS, L.P.

By:         ESL Investments, Inc., as its general partner

By:         /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

Page	19	of	20

ESL PARTNERS, L.P.

By:         RBS Partners, L.P., as its general partner

By:         ESL Investments, Inc., as its general partner

By:         /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:         ESL Investments, Inc., as its manager

By:         /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:         RBS Investment Management, L.L.C., as its general partner

By:         ESL Investments, Inc., as its manager

By:         /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTORS, L.L.C.

By:         RBS Partners, L.P., as its managing member

By:         ESL Investments, Inc., as its general partner

By:         /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTMENT MANAGEMENT, L.P.

By:         ESL Investment Management (GP), L.L.C., as its general partner

By:         /s/ Edward S. Lampert
Name:  Edward S. Lampert
Title:  Managing Member

Page	20	of	20

SCHEDULE I

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below.  If no address is given, the director’s or executive officer’s principal business address is 200 Greenwich Avenue, Greenwich, CT 06830.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States
William C. Crowley	President and Chief Operating Officer	United States
Adrian J. Maizey	Chief Financial Officer	United Kingdom and South Africa